

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2019

Darren Tindale
Chief Financial Officer
Body and Mind, Inc.
750 – 1095 West Pender Street
Vancouver, British Columbia
Canada V6E 2M6

  Re: Body and Mind, Inc.
    Registration Statement on Form 10-12G
    Filed June 1, 2018
    File No. 000-55940
    Form 10-K for Fiscal Year Ended July 31, 2018
    File No. 000-55940

Dear Mr. Tindale:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Healthcare & Insurance

cc: Michael Shannon, Esq.